SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of August 2010
Commission File Number 1-15028
China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑ Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)
     (Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-     .)

EXHIBITS
FORWARD-LOOKING STATEMENTS
SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement in relation to the unaudited interim results of China Unicom (Hong Kong) Limited for the six months ended June 30, 2010.
FORWARD-LOOKING STATEMENTS
The Interim Results Announcement of the Company for the year ended June 30, 2010, constituting Exhibit 1 to this Form 6-K, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, services and products, as well as sales and marketing, in particular, such networks, services, products, sales and marketing in respect of the Company’s 3G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.
The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.
The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:
•	changes in the regulatory regime and policies for the PRC telecommunications industry, including changes in the regulatory policies of the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	effects of the Company’s restructuring and integration following the completion of the Company’s merger with China Netcom Group Corporation (Hong Kong) Limited;

•	effects of the Company’s adjustments in its business strategies relating to the personal handyphone system, or PHS, business;

•	effects of the Company’s acquisition from its parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;

•	changes in the assumptions upon which the Company have prepared its projected financial information and capital expenditure plans;

•	changes in the political, economic, legal and social conditions in the PRC, including the PRC Government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and

•	the recovery from the recent global economic downturn inside and outside the PRC.
Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: August 27, 2010

	By:	/s/ Chang Xiaobing
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
2010 INTERIM RESULTS ANNOUNCEMENT

Highlights:

Revenue	:	RMB82.11 billion, up by 7.6% from the same period of last year.

Adjusted profit for the period*	:	RMB2.40 billion, down by 62.2% from the same period of last year.

Basic earnings per share	:	RMB0.11, down by 61.6% from the same period of last year.

Adjusted EBITDA*	:	RMB30.19 billion, down by 4.7% from the same period of last year.

*	Excluding deferred fixed-line upfront connection fees.
CHAIRMAN’S STATEMENT
In the first half of 2010, the Company actively adapted to market changes, further accelerated the market expansion for its key businesses, strengthened operational support capability, enhanced implementation and execution. The Company’s operations and development continued to maintain a positive trend.
Financial performance
In the first half of 2010, revenue of the Company totaled RMB82.11 billion, representing an increase of 7.6% over the same period last year. Telecommunications service revenue (excluding upfront connection fee, same hereafter) would be RMB79.10 billion, representing an increase of 6.6% over the same period last year. Revenue from the mobile business (Note 1) was RMB41.05 billion, representing an increase of 17.7% over the same period last year, and telecommunications service revenue was RMB39.09 billion, representing an increase of 14.3% over the same period last year. Revenue from the fixed-line business (Note 1) was RMB40.11 billion, representing a decrease of 2.4% over the same period last year, and telecommunications service revenue was RMB39.48 billion, representing a decrease of 1.1% over the same period last year.
As the Company’s 3G business was still at the initial stage of operation, the revenue from the 3G business could not cover 3G network operation and maintenance, asset depreciation and marketing costs. As a result of the above reason coupled with a decline in the fixed-line voice business, the Company’s EBITDA for the first half of the year was RMB30.33 billion, representing a decrease of 5.1% over the same period last year. Profit for the period was RMB2.53 billion, representing a decrease of 61.8% over the same period last year. Basic earnings per share was RMB0.11.
As at 30 June 2010, total interest-bearing debts of the Company were RMB77.03 billion. Debt-to-capitalisation ratio was 27.5%. The Company’s debt-to-capitalisation structure was solid.

Business performance
In the first half of 2010, the Company’s 3G and fixed-line broadband businesses developed rapidly. The GSM business remained steady and the fixed-line voice business experienced a slowdown in its decline. While the overall revenue saw a faster growth, the user mix, business and revenue structure continued to improve.
Driven by the 3G business, the mobile business grew rapidly. In the first half of the year, the Company’s 3G business developed rapidly with telecommunications service revenue of RMB3.97 billion. The GSM business developed steadily with telecommunications service revenue of RMB35.12 billion, representing an increase of 2.7% over the same period last year. The consolidated ARPU of mobile subscribers was RMB42.9, representing an increase of 2.9% over the same period last year, of which the ARPU of 3G subscribers was RMB134.0 and remained at a relatively high level. The ARPU of GSM subscribers was RMB39.8, representing a decrease of 4.6% over the same period last year.
In the first half of the year, the Company actively adapted to changes in the market and customer demand, made a series of optimization adjustments to the 3G marketing strategy, optimized the tariff structure and increased subsidies, which effectively drove the growth of subscribers. The Company further changed the sales model, improved the channel incentive mechanism, strengthened cooperation with quality social channels, and as a result significantly enhanced channel sales capability and sales initiative. The Company also actively carried out data services marketing and gradually developed subscribers’ services consumption habit. The volume of services such as mobile newspaper, mobile mailbox, mobile music, mobile TV and mobile Internet grew steadily. The research and development and trial operation in respect of services such as mobile reading, application store and mobile payment proceeded smoothly. The Company also strengthened the development and implementation of 3G industry application products, such as the launch of mobile office, mobile security and intelligent public transportation applications, and achieved breakthroughs in the areas of banking security, car manufacturing and government industries. In the first half of the year, the net additions of 3G subscribers were 4.818 million, taking the total subscriber number to 7.560 million, of which subscribers with handset purchase accounted for 91.9%.
To fully leverage the advantages of the rich variety and the high performance-price ratio of WCDMA handsets, and following the cooperation with Apple on the launch of iPhone, the Company successively launched LePhone and various intelligent terminals. As a result, the Company has preliminarily formed an intelligent terminal product family which can meet the needs of customers with different purchasing power.
As for the GSM business, the Company insisted on emphasizing both development and maintenance, actively facilitated fixed-line and mobile bundled sales and the development of integrated businesses, reinforced the marketing of value-added services focusing on SMS, “Cool Ringtone” and GPRS services and continued to increase the effectiveness of GSM subscriber development. In the first half of the year, the net additions of GSM subscribers were 4.557 million, taking the total subscriber number to 149.402 million, representing an increase of 6.4% over the same period last year. Revenue from the GSM non-voice business accounted for 29.3% of the revenue from the GSM telecommunications services, representing an increase of 2.1 percentage points over the same period last year.
The fixed-line business experienced a slowdown in its decline and the business structure continued to improve. In the first half of the year, the Company’s fixed-line broadband business grew rapidly with a revenue of RMB14.47 billion, representing an increase of 23.4% over the same period last year. Revenue from the fixed-line voice business (Note 2) was RMB21.26 billion, representing a decrease of 12.2% over the same period last year. The Company saw a slowdown of the decline in its fixed-line business. Revenue from the fixed-line non-voice business accounted for 53.5% of fixed-line telecommunications service revenue, representing an increase of 6.3 percentage points over the same period last year. The fixed-line broadband business accounted for 36.7% of fixed-line telecommunications service revenue, representing an increase of 7.3 percentage points over the same period last year.
The Company continued to push forward the broadband upgrade and speed enhancement, continuously enriched content and application, actively explored the incremental markets such as schools and villages, increased the broadband subscriber penetration rate, and facilitated a faster growth in broadband subscribers and revenue. In the first half of the year, the net additions of fixed-line broadband subscribers were 5.209 million, taking the total subscriber number to 43.759 million, representing an increase of 25.3% over the same period last year. The ARPU of subscribers was RMB58.5, representing a decrease of 2.8% over the same period last year.

As for the fixed-line voice business, the Company actively marketed fixed-line voice packages and value-added services, promoted unified account package services featuring airtime sharing and single bill payment. As a result, the Company increased customer value and customer loyalty, and reduced the loss of fixed-line voice business. In the first half of the year, the loss of local telephone subscribers was 1.970 million and the total number of subscribers was 100.852 million, representing a decrease of 7.0% over the same period last year. Of which, the net additions of fixed-line voice subscribers were 526,000, taking the total subscriber number to 84.606 million. The loss of PHS subscribers was 2.496 million and the total number of subscribers was 16.246 million.
Network construction
In the first half of 2010, the Company continued to construct the 3G premium network and optimize the GSM network, and also focused on optical fibre access network construction to facilitate broadband upgrading and speed enhancement. As at 30 June 2010, there were 153,000 3G base stations and 442,000 carrier sectors, representing an increase of 127.8% and 92.7% over the same period last year respectively. The coverage of 3G networks at county level reached 95%. GSM base stations reached 306,000, representing an increase of 24.1% over the same period last year. The percentage of fixed-line broadband access of 4M above reached 75%. Meanwhile, the Company continued to actively optimize mobile networks to further expand the coverage of international roaming services, and strengthen the operational support capability of networks.
Brand and services
In the first half of 2010, the Company further integrated products, channels and services and other resources to enhance corporate brand and promote the “WO” brand. The Company also created wonderful “WO” experience for customers under the annual theme of “Wonderful Moment with Wonderful WO”, and gradually established the image of the “WO” brand as the “Leading Brand in the 3G Market” among consumers. Accordingly, the recognition and reputation of the “WO” brand were further enhanced.
The Company actively promoted service innovation, and established the 3G customer liaison centre and the 3G dedicated service model based on its main goal of achieving a leading position in 3G service. The Company also optimized its full-service graded service system, and established a service quality monitoring and control system covering the full range of services and service procedures, resulting in a continued improvement in customer awareness.
Management reform
In the first half of 2010, the Company further improved the organizational structure, consolidated the sales department through integration, optimized the staffing for the team of corporate clients, and enhanced channel sales capability. The Company also established the branch company for networks, and integrated the construction, operation and maintenance of the fixed-line and mobile networks. Meanwhile, the Company continuously explored to establish a scientific and effective incentive mechanism so as to motivate employees and increase the operating efficiency.
The Company continued to improve its IT management standard. In the first half of the year, the business support system was further optimized. In particular, the Company fully implemented the ESS system and officially launched the ERP core system, which provided strong support for the reform in management and operation.
Outlook
2010 is a critical year for the Company to enhance its market position and expedite the change in the operating model. The Company has made becoming “innovation and service leader for information lifestyle” as its development vision and will concentrate on implementing the “strategies of achieving a leading position in 3G and integrated innovation”, focus on growth and increase efficiency in the next few years. In the second half of the year, the Company’s major operating moves focusing on the implementation and execution of strategies include:

For the mobile business, the Company will accelerate the construction of the 3G premium network, continue to improve the GSM network, and ensure a continued improvement in network capacity and network quality. The Company will also further optimize the 3G business marketing strategy, enrich the offerings of 3G intelligent terminals, motivate sales channels, and promote the continuous rapid development of the 3G business. In addition, the Company will transform the operating model for the GSM business, increase the effectiveness of subscriber development, and facilitate the steady development of the GSM business. In the second half of the year, the Company will continue to maintain the rapid growth of its overall mobile business and improve the subscriber mix and revenue structure.
For the fixed-line business, the Company will further increase its investment in the fixed-line broadband network, continue to construct high-performance broadband and basic transmission networks; and enhance the overall marketing and service capabilities of the fixed-line broadband business. In the second half of the year, the Company will continue to maintain the rapid growth of the fixed-line broadband business, further mitigate the revenue decline of the fixed-line business, and achieve a further increase in the percentage of revenue from the fixed-line non-voice business.
As for the integrated and new businesses, the Company will accelerate the R & D and promotion of further product integration and industry application products. In the second half of the year, the Company will officially launch integrated products branded as “WO•Family” and realize new breakthroughs in core industry applications area. The Company will increase the sales efforts of new services such as mobile music and mobile TV, and launch new services including application store and e-reading this year, so as to further enrich the 3G service applications and stimulate consumers’ consumption on data service.
The Company will further improve its full-service graded service system to achieve a leading position in 3G services and continue to increase the IT management standard to satisfy the operating and management needs. The Company will also persist in management innovation, optimize resources allocation based on local networks, improve the incentive mechanism, stimulate operating spirit, and continue to optimize the cost structure, to steadily enhance the corporate value.
Lastly, on behalf of the Board, I would like to express my most sincere gratitude to friends from all communities for their long-term support to the development of the Company. Meanwhile, I would also like to express my heartfelt gratitude to the management and all staff members of the Company for their unremitting efforts on the development of the Company.

Chang Xiaobing
Chairman and Chief Executive Officer
Hong Kong, 26 August 2010

Note 1:	Revenue from mobile business and the fixed-line business represents revenue from external customers excluding intersegment revenue.

Note 2:	Fixed-line voice business includes the revenue from local voice service, long-distance service, fixed-line VAS, interconnection settlement and other internet related services.

FINANCIAL AND BUSINESS OVERVIEW
I. Financial Overview
Revenue
In the first half of 2010, total revenue reached RMB82.11 billion, of which, telecommunications service revenue was RMB79.23 billion. Excluding the effects of deferred fixed-line upfront connection fees, total revenue and telecommunications service revenue would increase by 7.8% and 6.6%, respectively, as compared to the same period of last year.
Revenue from mobile business (Note 1) was RMB41.05 billion, up by 17.7% from the same period of last year, of which, telecommunications service revenue from mobile business was RMB39.09 billion, up by 14.3% from the same period of last year. Telecommunications service revenue from GSM business was RMB35.12 billion, up by 2.7% from the same period of last year. Net additions of GSM mobile subscribers were 4.557 million for the first half of 2010, monthly average minutes of usage (“MOU”) per subscriber was 260.2 minutes, and monthly average revenue per user (“ARPU”) was RMB39.8. Telecommunications service revenue from 3G business was RMB3.97 billion. Net additions of 3G subscribers were 4.818 million for the first half of 2010, MOU per subscriber was 638.5 minutes and ARPU was RMB134.0.
Revenue from the fixed-line business (Note 1) was RMB40.11 billion, down by 2.4% from the same period of last year, of which, if excluding the effects of deferred fixed-line upfront connection fees, telecommunications service revenue from the fixed-line business would be RMB39.48 billion and decrease by 1.1% from the same period of last year. Of which, telecommunications service revenue from broadband business was RMB14.47 billion, up by 23.4% from the same period of last year. Net additions of broadband subscribers were 5.209 million for the first half of 2010. ARPU of broadband business was RMB58.5. Telecommunications service revenue from the local telephone business was RMB18.08 billion, down by 13.6% compared with the same period of last year. Net reduction of local telephone subscribers (fixed-line telephone and Personal Handyphone System) was 1.97 million for the first half of 2010 and ARPU was RMB29.6.
Costs and Expenses and Others
In the first half of 2010, due to various factors including the launch of 3G services and the expansion of networks facilities and base stations, depreciation and amortization, networks, operations and support expenses and selling expenses grew faster. Total costs and expenses and others, including finance costs, interest income and other income-net, were RMB78.84 billion, up by 16.5% from the same period of last year. Depreciation and amortisation was RMB26.64 billion, increased by RMB3.28 billion or 14.1% from the same period of last year. Networks, operations and support expenses were RMB12.76 billion, increased by RMB1.75 billion or 15.9% from the same period of last year. Selling and marketing expenses were RMB11.34 billion, increased by RMB1.68 billion or 17.4% from the same period of last year. Handset subsidies relating to 3G business amounted to RMB1.17 billion which have been recorded in the first half of 2010. After the Company enhanced its 3G handset subsidy policy in May 2010, such subsidies for May 2010 and June 2010 were RMB0.34 billion and RMB0.44 billion, respectively.
Earnings
In the first half of 2010, EBITDA (Note 2) was RMB30.33 billion , profit before income tax was RMB3.27 billion and profit for the period was RMB2.53 billion. Basic earnings per share was RMB0.11. Adjusted profit for the period (Note 3) would be RMB2.40 billion, down by 62.2% as compared to the same period of last year. Adjusted EBITDA (Note 2) would be RMB30.19 billion, down by 4.7% as compared to the same period of last year. Adjusted EBITDA margin (adjusted EBITDA as a percentage of the total revenue) would be 36.8%.
Capital Expenditures and Free Cash Flows
In the first half of 2010, capital expenditures totaled RMB33.32 billion. Free cash flows (representing net cash flows from operating activities minus capital expenditures) were RMB-2.23 billion.
Balance Sheet
Liabilities-to-assets ratio (Note 4) changed from 50.5% as at 31 December 2009 to 51.2% as at 30 June 2010. Debt-to-capitalisation ratio (Note 5) changed from 26.5% as at 31 December 2009 to 27.5% as at 30 June 2010.

II. Business Overview
Mobile Business
GSM Business
In the first half of 2010, the Company strived to capture new subscribers while retaining existing subscribers. At the same time, the Company continued to improve customer services. Overall, the GSM business maintained steady growth. In the first half of 2010, the net additions of GSM subscribers were 4.557 million; as at 30 June 2010, the total number of GSM subscribers reached 149.402 million. In the first half of 2010, the total GSM voice usage amounted to 229.82 billion minutes, representing an increase of 12.2% over the same period last year; the average minutes of usage (“MOU”) per subscriber per month was 260.2 minutes, representing a growth of 4.5% over the same period last year; the average revenue per user (“ARPU”) per month was RMB39.8, representing a decrease of 4.6% over the same period last year.
In the first half of 2010, the Company actively promoted the mobile data business and increased the penetration rates of the GPRS, “Cool Ringtone” and SMS services. As a result, the Company maintained a rapid growth in the GSM value-added services (“VAS”) business. In the first half of 2010, the net additions of GPRS subscribers were 6.34 million; as at 30 June 2010, the total number of GPRS subscribers reached 51.129 million, representing an increase of 27.9% over the same period last year. In the first half of 2010, the net additions of “Cool Ringtone” subscribers were 5.361 million; as at 30 June 2010, the total number of“Cool Ringtone” subscribers amounted to 54.581 million, representing a growth of 10.6% over the same period last year. In the first half of 2010, the net additions of MMS subscribers were 1.651 million; as at 30 June 2010, the total number of MMS subscribers reached 12.445 million, representing an increase of 30.6% over the same period last year.
3G Business
In the first half of 2010, the Company continued to develop its leading positions in networks, customer care and services, and maintain its unified strategies in brands, services, tariffs, packaging, handset policies and customer care standards. Moreover, the Company has optimized tariffs of service plans and sales and marketing strategies, diversified 3G smartphones portfolio, so as to provide customers with more flexible service options with more varieties and at more favorable prices. In addition, to satisfy customers’ demand for comprehensive information services, the Company further enhanced its integrated service capability to cover an extensive range of service areas, including handsets, voice, data, and application services. In particular, the Company achieved substantial progress in developing certain service applications, including mobile office, mobile stocks and informatization of automobile. Overall, the Company achieved a steady and fast growth in the 3G business. In the first half of 2010, the net additions of 3G subscribers were 4.818 million. As at 30 June 2010, the total number of 3G subscribers amounted to 7.56 million; the total number of 3G mobile mailbox subscribers reached 5.444 million; and the total number of 3G MMS subscribers reached 1.169 million. In the first half of 2010, the total 3G voice usage amounted to 16.94 billion minutes, MOU was 638.5 minutes, ARPU was RMB134.0.
Fixed-line Business
Fixed-line Broadband and Data Communication Businesses
In the first half of 2010, the Company increased its marketing efforts in promoting the broadband access speed upgrade, continued to expand fixed-line application service offering, and further enhanced its sales and marketing and service capabilities in the urban, rural and campus markets. As a result, the broadband business achieved rapid growth. In the first half of 2010, the net additions of fixed-line broadband subscribers were 5.209 million; as at 30 June 2010, the total number of fixed-line broadband subscribers reached 43.759 million, representing an increase of 25.3% over the same period last year. Subscribers with 2M-and-above bandwidth accounted for 84.8% of all fixed-line broadband subscribers, representing an increase of 15.4 percentage points over the corresponding period last year. In the first half of 2010, the total number of subscribers of broadband content and applications reached 18.129 million and accounted for 41.4% of all fixed-line broadband subscribers, representing an increase of 21.0 percentage points over the same period last year; ARPU of fixed-line broadband was RMB58.5, representing a decline of 2.8% over the corresponding period last year.

Fixed-line Voice Business
The Company actively promoted its integrated business, continued to develop voice value-added services, and endeavored to mitigate the decline of its fixed-line business through service bundles and voice minutes package promotion. As at 30 June 2010, the total number of local access subscribers was 100.852 million, representing a decrease of 7.0% over the same period last year, down by 1.97 million from the end of last year. In the first half of 2010, the churn rate of local access subscribers was 6.7%, representing a decline of 0.3 percentage points over the same period last year; MOU was 133.2 minutes, representing a decrease of 8.8% over the corresponding period last year; ARPU was RMB29.6, representing a decline of 7.5% over the same period last year.
Sales and Marketing
Branding
In the first half of 2010, the Company continued to execute its full-service branding strategy, so as to enhance an innovation corporate image. Focusing on the full-service brand “WO”, the Company successfully improved brand recognition through promoting the brand with a theme of “Wonderful Moment with Wonderful WO” during the 2010 FIFA World Cup and the Shanghai World Expo 2010. Through user experience focused marketing for certain key services, the Company further accelerated the 3G business development.
Sales and Marketing Channels
In the first half of 2010, the Company continued to optimize its distribution channels for its full range of telecommunications services, and improved the sales capability of those channels. For instance, the Company further enhanced its self-owned distribution channels, assessed the efficiency of self-owned sales outlets and emphasized on training of experience marketing for the front-line sales personnel. As a result, the Company improved the sales capability of its self-owned sales distribution channels. In the first half of 2010, subscribers acquired from the Company’s self-owned channels accounted for 28.9% of the total mobile acquisitions. In addition, the Company further expanded independent channels by strengthening its cooperation with the main stream independent channels, coupled with the efforts in promoting smartphone service plans and expanding into premium sales outlets that sell mobile phones, home appliances and IT products. Meanwhile, the Company improved the productivity of, and provided incentives to, the sale force of those independent channels. In the first half of 2010, 3G subscribers acquired from independent channels accounted for 35.0% of the total 3G subscribers. Moreover, the Company accelerated its electronic channel development, as a result, the e-sales service management system (“ESS”), online stores, mobile stores and self-service terminals (“ECS system”) have all facilitated the Company’s sales and management support of the GSM, 3G and fixed-line services, and provided effective support for its business development. In the first half of 2010, subscribers acquired from the e-sales channels amounted to 610,000, and sales from the “One Card Recharge” service accounted for 30% of the total e-sales. Overall, the synergy between the e-sales channels and traditional sales channels has effectively improved the quality of the customer services.
Customer Care
In the first half of 2010, in order to enhance its customer care quality, the Company continued to optimize its customer care system in aspects of service standards, service levels and featured services. In addition, the Company pushed forward the integration of customer care, retention and sales and marketing activities, and enhanced its service monitoring mechanism. Moreover, the Company created a 3G-dedicated customer care model by setting up 3G customer hotlines and VIP customer service teams, establishing mechanisms for resource allocations, process management and control as well as information sharing. The new measures provided customer service support to the sales and marketing of the 3G business.

Note 1:	Revenue from mobile business and the fixed-line business represents revenues from external customers, excluding intersegment revenue.

Note 2:	EBITDA represents profit for the period before interest income, finance costs, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our Group.

Adjusted EBITDA represents EBITDA excluding the effects of deferred fixed-line upfront connection fees. From the perspective of cash flows, the above connection fees are not considered as the Company’s operating performance, the Company therefore believes that adjusted EBITDA excluding the above connection fees not only could provide more meaningful supplemental information to management and investors, but also facilitate them to evaluate the Company’s performance and liquidity.

Although EBITDA and adjusted EBITDA have been widely applied in the global telecommunications industry as indicators to reflect operating performance, financial capability and liquidity, they should be considered in addition to, and are not substitute for or superior to, the measure of financial performance prepared under generally accepted accounting principles (“GAAP”) as they do not have any standardised meaning under GAAP. In addition, they may not be comparable to similar indicators provided by other companies.

Note 3:	Adjusted profit for the period represents profit for the period excluding the effects of deferred fixed-line upfront connection fees.

Note 4:	Liabilities-to-assets ratio represents total liabilities over total assets.

Note 5:	Debt-to-capitalisation ratio represents interest bearing debts plus minority interest over interest bearing debts plus total equity.
GROUP RESULTS
China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2010 extracted from the unaudited condensed consolidated interim financial information of the Group as set out in 2010 interim report. The interim results have been reviewed by the Audit Committee.

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
AS AT 30 JUNE 2010
(All amounts in Renminbi (“RMB”) millions)

		30 June	31 December
	Note	2010	2009
ASSETS
Non-current assets
Property, plant and equipment		357,654	351,157
Lease prepayments		7,669	7,729
Goodwill		2,771	2,771
Deferred income tax assets		5,732	5,202
Available-for-sale financial assets	5	5,280	7,977
Other assets		11,611	11,596

		390,717	386,432

Current assets
Inventories and consumables		2,330	2,412
Accounts receivable, net	6	9,583	8,825
Prepayments and other current assets		4,816	4,252
Amounts due from related parties		37	53
Amounts due from domestic carriers		1,281	1,134
Proceeds receivable for disposal of the CDMA business		—	5,121
Short-term bank deposits		1,102	996
Cash and cash equivalents		6,821	7,820

		25,970	30,613

Total assets		416,687	417,045

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital		2,310	2,310
Share premium		173,435	173,435
Reserves		(19,987)	(18,088)
Retained profits
- Proposed 2009 final dividend	12	—	3,770
- Others		47,460	45,038

		203,218	206,465

Non-controlling interest		2	2

Total equity		203,220	206,467

		30 June	31 December
	Note	2010	2009
LIABILITIES
Non-current liabilities
Long-term bank loans		687	759
Corporate bonds	7	7,000	7,000
Promissory note	8	3,000	—
Deferred income tax liabilities		18	245
Deferred revenue		2,434	2,562
Other obligations		183	187

		13,322	10,753

Current liabilities
Accounts payables and accrued liabilities	9	101,001	104,072
Taxes payable		1,012	912
Amounts due to ultimate holding company		249	308
Amounts due to related parties		4,497	5,438
Amounts due to domestic carriers		922	1,136
Payables in relation to disposal of the CDMA business		—	7
Dividend payable	12	1,621	331
Commercial paper	10	15,000	—
Short-term bank loans		49,089	63,909
Current portion of long-term bank loans		57	62
Current portion of deferred revenue		1,194	1,397
Current portion of other obligations		2,533	2,534
Advances from customers		22,970	19,719

		200,145	199,825

Total liabilities		213,467	210,578

Total equity and liabilities		416,687	417,045

Net current liabilities		(174,175)	(169,212)

Total assets less current liabilities		216,542	217,220

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED 30 JUNE 2010
(All amounts in RMB millions, except per share data)

		Six months ended 30 June
	Note	2010	2009
Revenue	11	82,113	76,319

Interconnection charges		(6,479)	(6,240)
Depreciation and amortisation		(26,641)	(23,358)
Networks, operations and support expenses		(12,759)	(11,013)
Employee benefit expenses		(11,572)	(10,546)
Other operating expenses		(20,977)	(16,551)
Finance costs		(864)	(363)
Interest income		40	51
Other income — net		408	331

Profit before income tax		3,269	8,630
Income tax expenses	4	(743)	(2,014)

Profit for the period		2,526	6,616

Attributable to:
Equity holders of the Company		2,526	6,616
Non-controlling interest		—	—

		2,526	6,616

Basic earnings per share (RMB)	13	0.11	0.28

Diluted earnings per share (RMB)	13	0.11	0.28

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED 30 JUNE 2010
(All amounts in RMB millions)

	Six months ended 30 June
	2010	2009
Profit for the period	2,526	6,616

Other comprehensive (loss)/ income
Fair value (losses)/gains on available-for-sale financial assets	(2,710)	86
Tax effect on fair value losses/(gains) on available-for-sale financial assets	671	(7)

Fair value (losses)/gains on available-for-sale financial assets, net of tax	(2,039)	79
Currency translation differences	(17)	6

Other comprehensive (loss)/ income for the period, net of tax	(2,056)	85

Total comprehensive income for the period	470	6,701

Total comprehensive income attributable to:
Equity holders of the Company	470	6,701
Non-controlling interest	—	—

	470	6,701

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED 30 JUNE 2010
(All amounts in RMB millions)

		Six months ended 30 June
	Note	2010	2009
Net cash inflow from operating activities		31,089	31,417

Net cash outflow from investing activities	(a)	(32,737)	(31,527)

Net cash inflow/(outflow) from financing activities		649	(2,402)

Net decrease in cash and cash equivalents		(999)	(2,512)
Cash and cash equivalents, beginning of period		7,820	10,237

Cash and cash equivalents, end of period		6,821	7,725

Analysis of the balances of cash and cash equivalents:
Cash balances		7	9
Bank balances		6,814	7,716

		6,821	7,725

(a)	The amount of net cash outflow from investing activities for the six months ended 30 June 2010 included the proceeds of approximately RMB5,121 million (for the six months ended 30 June 2009: approximately RMB4,239 million) received in relation to disposal of the CDMA business in 2008.

NOTES: (All amounts in RMB millions unless otherwise stated)
1.	GENERAL INFORMATION
China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are principally engaged in the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services is referred to as the “Mobile business”, the services aforementioned other than the Mobile business is hereinafter collectively referred to as the “Fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.
The shares of the Company were listed on the Stock Exchange of Hong Kong Limited on 22 June 2000 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 21 June 2000.
The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Netcom Group Corporation (BVI) Limited (“Netcom BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). Netcom BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.
2.	BASIS OF PREPARATION
This unaudited condensed consolidated interim financial information for the six months ended 30 June 2010 has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim financial reporting” issued by the International Accounting Standards Board (“IASB”). IAS 34 is consistent with Hong Kong Accounting Standard (“HKAS”) 34 “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.
The unaudited condensed consolidated interim financial information for the six months ended 30 June 2010 and 2009 have not been audited by the auditors, and the financial information for the year ended 31 December 2009 is extracted from the audited financial statements as set out in the Company’s 2009 Annual Report.
The unaudited condensed consolidated interim financial information should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2009. The Group’s policies on financial risk management, including management of market risk, credit risk and liquidity risk, as well as capital risk management, were set out in the financial statements included in the Company’s 2009 Annual Report.
The interim financial information is unaudited, but has been reviewed by the Company’s Audit Committee. The Company’s auditors, PricewaterhouseCoopers, has also reviewed the condensed consolidated interim financial information in accordance with Hong Kong Standard on Review Engagements 2410 ‘‘Review of interim financial information performed by the independent auditor of the entity’’ issued by the HKICPA. PricewaterhouseCoopers’s independent review report to the Board of Directors is included in the interim report to be sent to shareholders.

Going Concern Assumption
As at 30 June 2010, current liabilities of the Group exceeded current assets by approximately RMB174.2 billion (31 December 2009: approximately RMB169.2 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:
•	The Group’s continuous net cash inflow from operating activities;

•	Revolving banking facilities of approximately RMB122.3 billion, of which approximately RMB84.0 billion was unutilised as at 30 June 2010; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.
In addition, the Group will continue to optimise its fund raising strategy from the short, medium and long-term perspectives and will consider the opportunities in the current capital market to take advantage of low interest rates by issuing medium to long-term debts with low financing cost.
Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated interim financial information of the Group for the six months ended 30 June 2010 have been prepared under the going concern basis.

3.	SEGMENT INFORMATION
The Chief Operating Decision Maker (the “CODM”) has been identified as the Board of Directors (the “BOD”) of the Company which regularly reviews the Group’s internal reporting in order to assess performance and allocate resources; and determines the operating segments based on these reports. The BOD considers the business from the provision of services perspective instead of the geographic perspective. Accordingly, the Group’s operations comprise two operating segments based on the various types of telecommunications services mainly provided to customers in Mainland China.
The major operating segments of the Group are classified as follows:
•	Mobile business — the provision of GSM and WCDMA cellular and related services primarily in all 31 provinces, municipalities and autonomous regions in Mainland China;

•	Fixed-line business — the provision of fixed-line telecommunications and related services, domestic and international data and Internet related services, and domestic and international long distance and related services primarily in all 31 provinces, municipalities and autonomous regions in Mainland China.
The CODM evaluates results of each operating segment based on revenue and costs that are directly attributable to the operating segment. The unallocated amounts primarily represent corporate and shared service expenses that are not directly allocated to one of the aforementioned operating segments. The unallocated amounts also include other statement of income items such as employee benefit expenses, interest income, income tax expenses, finance costs and other income, which cannot be identified to specific operating segments. Segment assets primarily comprise property, plant and equipment, other assets, inventories and receivables. Segment liabilities primarily comprise operating liabilities.
Revenues between segments are carried out on terms comparable to those conducted with external customers or at standards promulgated by relevant government authorities. Revenue from external customers reported to the CODM is measured in a manner consistent with that in the unaudited condensed consolidated interim statement of income.
3.1	Operating Segments

	Six months ended 30 June 2010
				Reconciling items
	Mobile	Fixed-line		Unallocated
	business	business	Subtotal	amounts	Eliminations	Total
Telecommunications service revenue	39,090	39,606	78,696	537	—	79,233
Information communication technology services and other revenue	51	437	488	421	—	909
Sales of telecommunications products	1,905	66	1,971	—	—	1,971

Total revenue from external customers	41,046	40,109	81,155	958	—	82,113
Intersegment revenue	92	2,118	2,210	319	(2,529)	—

Total revenue	41,138	42,227	83,365	1,277	(2,529)	82,113
Interconnection charges	(6,853)	(1,836)	(8,689)	—	2,210	(6,479)
Depreciation and amortisation	(11,257)	(14,331)	(25,588)	(1,089)	36	(26,641)
Networks, operations and support expenses	(1,395)	(4,232)	(5,627)	(7,134)	2	(12,759)
Employee benefit expenses	—	—	—	(11,679)	107	(11,572)
Other operating expenses	(8,462)	(4,335)	(12,797)	(8,287)	107	(20,977)
Finance costs	—	—	—	(959)	95	(864)
Interest income	—	—	—	135	(95)	40
Other income — net	—	—	—	408	—	408

Segment profit/(loss) before income tax	13,171	17,493	30,664	(27,328)	(67)	3,269

Income tax expenses						(743)

Profit for the period						2,526

Attributable to:
Equity holders of the Company						2,526
Non-controlling interest						—

						2,526

Other information:
Provision for doubtful debts	(932)	(472)	(1,404)	(3)		(1,407)

Capital expenditures for segment assets (a)	10,788	11,596	22,384	10,932		33,316

	Six months ended 30 June 2009
				Reconciling items
	Mobile	Fixed-line		Unallocated
	business	business	Subtotal	amounts	Eliminations	Total
Telecommunications service revenue	34,194	40,192	74,386	127	—	74,513
Information communication technology services and other revenue	141	776	917	229	—	1,146
Sales of telecommunications products	544	116	660	—	—	660

Total revenue from external customers	34,879	41,084	75,963	356	—	76,319
Intersegment revenue	106	2,108	2,214	663	(2,877)	—

Total revenue	34,985	43,192	78,177	1,019	(2,877)	76,319
Interconnection charges	(6,335)	(2,110)	(8,445)	—	2,205	(6,240)
Depreciation and amortisation	(8,722)	(13,977)	(22,699)	(673)	14	(23,358)
Networks, operations and support expenses	(1,189)	(3,496)	(4,685)	(6,336)	8	(11,013)
Employee benefit expenses	—	—	—	(10,649)	103	(10,546)
Other operating expenses	(5,139)	(4,499)	(9,638)	(7,418)	505	(16,551)
Finance costs	—	—	—	(557)	194	(363)
Interest income	—	—	—	245	(194)	51
Other income — net	—	—	—	331	—	331

Segment profit/(loss) before income tax	13,600	19,110	32,710	(24,038)	(42)	8,630

Income tax expenses						(2,014)

Profit for the period						6,616

Attributable to:
Equity holders of the Company						6,616
Non-controlling interest						—

						6,616

Other information:
Provision for doubtful debts	(684)	(598)	(1,282)	—		(1,282)

Capital expenditures for segment assets (a)	21,120	7,338	28,458	8,791		37,249

	30 June 2010
				Reconciling items
	Mobile	Fixed-line		Unallocated
	business	business	Subtotal	amounts	Eliminations	Total
Total segment assets	161,595	212,778	374,373	43,367	(1,053)	416,687

Total segment liabilities	66,116	40,342	106,458	107,668	(659)	213,467

	31 December 2009
				Reconciling items
	Mobile	Fixed-line		Unallocated
	business	business	Subtotal	amounts	Eliminations	Total
Total segment assets	170,577	213,172	383,749	34,470	(1,174)	417,045

Total segment liabilities	74,411	51,066	125,477	85,948	(847)	210,578

(a)	Capital expenditures under “unallocated amounts” represent capital expenditures on common facilities, which benefit all operating segments.

4.	TAXATION
Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 30 June 2009: 16.5%) on the estimated assessable profit for the six months ended 30 June 2010. Taxation on profits from outside Hong Kong has been calculated on the estimated assessable profit for the six months ended 30 June 2010 at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the Mainland China where the applicable statutory enterprise income tax rate is 25% (for the six months ended 30 June 2009: 25%).

	Six months ended 30 June
	2010	2009
Provision for income tax on the estimated taxable profits for the period
- Hong Kong	9	7
- Outside Hong Kong	820	2,537

	829	2,544
Deferred taxation	(86)	(530)

Income tax expenses	743	2,014

5.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	30 June	31 December
	2010	2009
Equity securities issued by corporates	5,280	7,977

Analysed by place of listing:
Listed in the PRC	139	188
Listed outside of PRC	5,141	7,789

	5,280	7,977

For the six months ended 30 June 2010, losses on changes in fair value of available-for-sale financial assets amounted to approximately RMB2,710 million (for the six months ended 30 June 2009: gains of approximately RMB86 million). The losses, net of tax impact, of approximately RMB2,039 million (for the six months ended 30 June 2009: gains of approximately RMB79 million) were recorded in the unaudited condensed consolidated interim statement of comprehensive income.
6.	ACCOUNTS RECEIVABLE, NET
The aging analysis of accounts receivable is as follows:

	30 June	31 December
	2010	2009
Within one month	6,578	6,384
More than one month to three months	1,721	1,235
More than three months to one year	3,547	2,936
More than one year	3,156	2,340

	15,002	12,895
Less: Provision for doubtful debts for Mobile business	(2,749)	(1,874)
Provision for doubtful debts for Fixed-line business	(2,582)	(2,115)
Provision for doubtful debts for other business	(88)	(81)

	9,583	8,825

The normal credit period granted by the Group is on average between 30 days to 90 days from the date of billing.
There is no significant concentration of credit risk with respect to individual customers’ receivables, as the Group has a large number of customers.

7.	CORPORATE BONDS
On 8 June 2007, the Group issued RMB2 billion 10-year corporate bonds, bearing interest at 4.50% per annum. The corporate bonds are secured by a corporate guarantee granted by Bank of China Limited.
On 3 September 2008, the Group issued another RMB5 billion 5-year corporate bonds, bearing interest at 5.29% per annum. The corporate bonds are secured by a corporate guarantee granted by State Grid Corporation of China.
8.	PROMISSORY NOTE
On 2 April 2010, China United Network Communications Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company) issued the first tranche of promissory note for the year 2010 in an amount of RMB3 billion, with a maturity period of 3 years and at an interest rate of 3.73% per annum.
9.	ACCOUNTS PAYABLES AND ACCRUED LIABILITIES
The aging analysis of accounts payables and accrued liabilities is as follows:

	30 June	31 December
	2010	2009
Less than six months	91,298	90,983
Six months to one year	3,009	4,031
More than one year	6,694	9,058

	101,001	104,072

10.	COMMERCIAL PAPER
On 1 April 2010, CUCL issued the first tranche of commercial paper for the year 2010 in an amount of RMB15 billion, with a maturity period of 365 days and at an interest rate of 2.64% per annum.
11.	REVENUE
The tariffs for the services provided by the Group are subject to regulations by various government authorities, including the National Development and Reform Commission (“NDRC”), the Ministry of Industry and Information (“MIIT”) and the provincial price regulatory authorities.
Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB2,305 million for the six months ended 30 June 2010 (for the six months ended 30 June 2009: approximately RMB2,205 million).
The major components of revenue are as follows:

	Six months ended 30 June
	2010	2009
Total mobile telecommunications service revenue	39,090	34,194
Total fixed-line telecommunications service revenue	39,606	40,192
Unallocated telecommunications service revenue	537	127

Total telecommunications service revenue	79,233	74,513

Information communication technology services and other revenue	909	1,146
Sales of telecommunications products	1,971	660

Total revenue from external customers	82,113	76,319

12.	DIVIDENDS
At the annual general meeting held on 12 May 2010, the shareholders of the Company approved the payment of a final dividend of RMB0.16 per ordinary share for the year ended 31 December 2009 totaling approximately RMB3,770 million (for the year ended 31 December 2008: approximately RMB4,754 million) which has been reflected as a reduction of retained profits for the six months ended 30 June 2010. As at 30 June 2010, such dividends have been paid by the Company, except for dividends payable of approximately RMB1,405 million and RMB216 million due to Unicom BVI and Netcom BVI, respectively.
For the Company’s non-PRC Tax Resident Enterprise (“TRE”) enterprise shareholders, the Company distributed dividends after deducting the amount of enterprise income tax payable by these non-TRE enterprise shareholders thereon and reclassified the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply the Company’s shareholders appearing as individuals in its share register.
13.	EARNINGS PER SHARE
Basic earnings per share for the six months ended 30 June 2010 and 2009 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the periods.
Diluted earnings per share for the six months ended 30 June 2010 and 2009 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme and (iii) Share options granted under the amended Special Purpose Share Option Scheme.
The potential ordinary shares which are not dilutive for the six months ended 30 June 2010 mainly arose from share options with exercise price of HKD15.42 granted under the amended Share Option Scheme while the potential ordinary shares which are not dilutive for the six months ended 30 June 2009 mainly arose from share options with exercise price of HKD15.42 granted under the amended Pre-Global Offering Share Option Scheme and amended Share Option Scheme, and share options with exercise price of HKD8.26 granted under the amended Special Purpose Share Option Scheme, which are excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.
The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended 30 June
	2010		2009
Numerator (in RMB millions):
Profit attributable to equity holders of the Company		2,526		6,616

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share		23,562		23,768
Dilutive equivalent shares arising from share options		117		94

Shares used in computing diluted earnings per share		23,679		23,862

Basic earnings per share (in RMB)		0.11		0.28

Diluted earnings per share (in RMB)		0.11		0.28

14.	RELATED PARTY TRANSACTIONS
The following is a summary of recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	Six months ended 30 June
	2010	2009
Recurring transactions with Unicom Group and its subsidiaries:

Leasing fee of telecommunications networks in Southern China	1,100	907
Charges for mobile subscriber value-added services	48	78
Rental charges for premises, equipment and facilities	398	402
Charges for the international gateway services	1	3
Agency fee incurred for procurement of telecommunications equipment	—	6
Charge for engineering and information technology-related services	448	494
Common corporate services income	3	—
Charges for common corporate services	143	132
Charges for purchases of materials	141	125
Charges for ancillary telecommunications support services	417	312
Charges for support services	82	123
Charges for lease of telecommunications facilities	78	74
Income from information communication technologies services	6	42
Income from engineering design and technical services	—	4
15.	CONTINGENT LIABILITIES
As aforementioned in Note 11, the tariffs for the services provided by the Group are subject to regulations by various government authorities. In 2008, the NDRC investigated the compliance with tariffs regulations of several branches of CUCL and China Netcom (Group) Company Limited (“CNC China”, which merged with CUCL on 1 January 2009). Based on management’s assessment and continuous discussions with MIIT and NDRC, management considered that the Group complied with the regulations issued by the relevant government authorities, and the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as at 30 June 2010 and 31 December 2009.

INTERIM DIVIDEND
It was resolved by our Board of Directors that no interim dividend for the six months ended 30 June 2010 will be paid.
CHARGE ON ASSETS
As at 30 June 2010, no property, plant and equipment was pledged to banks as loan security (31 December 2009: Nil).
REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY
For the six months ended 30 June 2010, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed shares.
COMPLIANCE WITH CODE OF CORPORATE GOVERNANCE PRACTICES
The Company is committed to maintaining high standards of corporate governance. The Company has complied with the code provisions in the Code of Corporate Governance Practices (the “Code Provision”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the six months ended 30 June 2010 except the followings:
(a)	Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Board understands that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority.

Mr. Chang Xiaobing has served as Chairman and the Chief Executive Officer (the “CEO”) of the Company since December 2004. Mr. Lu Yimin has served as the Company’s President since February 2009. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company.

The Board believes that at the present stage, Mr. Chang Xiaobing and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities. These arrangements also facilitate the formulation and implementation of the Company’s strategies in a more effective manner so as to support the effective development of the Company’s business.

(b)	Under Code Provision A.4.1, non-executive directors shall be appointed for a specific term, subject to re-election. The Company’s non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings and re-election by shareholders pursuant to the Company’s articles of association. All Directors of the Company are subject to retirement by rotation at least once every three years.
AUDIT COMMITTEE
The Audit Committee, together with the management of the Company, has reviewed the accounting principles and practices adopted by the Company as well as the internal control procedures of the Company, and discussed financial reporting matters, including the review of interim financial information for the six months ended 30 June 2010.
The Audit Committee comprises Mr. Wong Wai Ming, Mr. Cheung Wing Lam Linus, Mr. John Lawson Thornton, Mr. Timpson Chung Shui Ming and Mr. Cai Hongbin, all being independent non-executive directors of the Company. The Chairman of the Audit Committee is Mr. Wong Wai Ming.

REMUNERATION COMMITTEE
The major functions of the Remuneration Committee include: considering and approving the remuneration policies proposed by management, remuneration packages of directors and senior management as well as the Company’s share option schemes.
The Remuneration Committee comprises Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming, Mr. John Lawson Thornton, Mr. Timpson Chung Shui Ming and Mr. Cai Hongbin, all being independent non-executive directors of the Company. The Chairman of the Remuneration Committee is Mr. Cheung Wing Lam Linus.
MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF THE COMPANY
The Company has established the Code for Dealing of Securities by Directors in accordance with the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries to directors as to their respective compliance with the relevant code for securities transactions for the six months ended 30 June 2010, and all of the directors have confirmed such compliance.
EMPLOYEE AND REMUNERATION POLICY
As at 30 June 2010, the Group had approximately 214,400 employees, 190 employees and 40 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 95,100 temporary staff in Mainland China. For the six months ended 30 June 2010, employee benefit expenses were approximately RMB11.57 billion (for the six months ended 30 June 2009: RMB10.55 billion). The Group endeavors to maintain its employees’ remuneration in line with the market trend and to remain competitive. Employees’ remuneration is determined in accordance with the Group’s remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, tailored in accordance with individual needs.
PUBLICATION OF RESULTS ANNOUNCEMENT AND INTERIM REPORT
The 2010 interim results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of the Hong Kong Stock Exchange at www.hkexnews.hk. The 2010 interim report will be available on the websites of The Stock Exchange of Hong Kong Limited and the Company and will be despatched to shareholders in due course.
The 2010 interim financial information set out above does not constitute the Group’s statutory financial statements for the six months ended 30 June 2010. Instead, it has been derived from the Group’s unaudited condensed consolidated financial information for the six months ended 30 June 2010, which will be included in the Company’s 2010 interim report.
FORWARD-LOOKING STATEMENTS
Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. These risks, uncertainties and other factors include: the uncertainties in the development of telecommunication industry and technology in the PRC; future growth of the market demand for telecommunication services, in particular, 3G services; changes in the competitive environment, regulatory environment and the PRC government’s regulatory and/or industry policy, the effects of tariff reduction initiatives; the availability, terms and deployment of capital; changes in assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; the effect of the Company’s proposed adjustment in its business strategies relating to the PHS business; changes in political, economic, legal and social conditions in the PRC; the recovery from the recent economic slowdown at home and abroad, and other factors that will affect the execution of our business plans and strategies as well as our business condition and financial results.

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Timpson Chung Shui Ming and Cai Hongbin

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
CHU KA YEE
Company Secretary
Hong Kong, 26 August 2010